82-3361

Pernod Ricard

020763133

September 17, 2002

AP/DD/316.2002

SUPPL

SEC MAIL RECEIVED SEP 23 2002 WASH. D.C.

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

dlw 9/24

Antoine PERNOD

Encl. : 1page

Pernod Ricard

Ramazzotti becomes one of Pernod Ricard's million-case brands

Paris, 16th September 2002 – Amaro Ramazzotti has passed the one million case mark (cases sold over a 12 month period) and is now the top spirit imported into Germany, with a volume of 714 000 cases*.

Produced near Milan, Italy, the brand has experienced one of the sector's strongest global growth rates (an annual average increase of +15,3% over 5 years), largely due to its success in Germany and in Central Europe.

Amaro Ramazzotti is amongst the top 12 largest profit contributing brands for the Pernod Ricard group.

Pernod Ricard now boasts 15 million-case brands.

** 9 litre cases*

Pernod Ricard Contacts
Alain-Serge Delaitte / Media — Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations — Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com